Supplement
                                       to
              Offer to Purchase for Cash All Outstanding Shares of
                        Class A and Class B Common Stock
                                       of
                              CONCORD FABRICS INC.
                                       at
                              $7.875 NET PER SHARE
                                       by
                              CONCORD MERGER CORP.

--------------------------------------------------------------------------------
THE EXPIRATION OF THE OFFER HAS BEEN EXTENDED SUCH THAT THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON SEPTEMBER 10, 1999, UNLESS THE OFFER IS FURTHER EXTENDED.
--------------------------------------------------------------------------------

      THIS SUPPLEMENT, DATED AUGUST 31, 1999, SUPPLEMENTS AND AMENDS THE OFFER TO PURCHASE, DATED AUGUST 4, 1999, RELATING TO THE PROPOSED OFFER TO PURCHASE FOR CASH ALL OUTSTANDING SHARES OF CLASS A AND CLASS B COMMON STOCK OF CONCORD FABRICS INC. (THE "OFFER TO PURCHASE"). THIS SUPPLEMENT, WHICH SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE, IS BEING PROVIDED TO GIVE YOU CERTAIN ADDITIONAL INFORMATION. THE MATERIAL TERMS OF THE OFFER HAVE NOT BEEN CHANGED, OTHER THAN TO EXTEND THE DATE FOR TENDERING YOUR SHARES FROM AUGUST 31, 1999 TO SEPTEMBER 10, 1999. YOU MAY CONTINUE TO USE THE LETTER OF TRANSMITTAL AND PROCEDURES FOR TENDERING PREVIOUSLY DELIVERED TO YOU OR YOU MAY USE THE REVISED LETTER OF TRANSMITTAL INCLUDED HEREWITH. CAPITALIZED TERMS USED HEREIN AND NOT OTHERWISE DEFINED HAVE THE MEANINGS ASCRIBED TO THEM IN THE OFFER TO PURCHASE.

    THIS OFFER IS BEING MADE PURSUANT TO THE MERGER AGREEMENT, AS AMENDED ON AUGUST 4, 1999 (THE "MERGER AGREEMENT").

                                    IMPORTANT

      Questions or requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of this Supplement, the Offer to Purchase, the original and the revised Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or brokers, dealers, commercial banks or trust companies.

                              ---------------------
                      The Dealer Manager for the Offer is:

                        FIRST UNION CAPITAL MARKETS CORP.

                                 August 31, 1999

To the Holders of Common Stock of Concord Fabrics Inc.:

      The Offer to Purchase is amended and supplemented as follows:

      1. The fifth and sixth paragraphs under "Special Factors - 1. Background of the Offer; Contacts with the Company - Background" are hereby replaced in their entirety by inserting the following in lieu thereof:

            "After Mr. Weinstein interviewed BHC and another investment banking firm, on May 19, 1999, BHC was engaged by the Company to assist management in determining an appropriate price to offer to the Public Stockholders in a going private transaction and to advise with respect to dealings with the holders of the Company's long term debt. On May 19, 1999, representatives of BHC met with Alvin Weinstein, Joan Weinstein, David Weinstein, Earl Kramer and Martin Wolfson and representatives of Bryan Cave, and reviewed with them in depth the Company's history, financial and otherwise, structure and future prospects, all with a view to determining an appropriate price to be offered the Company's Public Stockholders in a going private transaction. During that meeting, BHC made a preliminary presentation summarizing its work to date. The presentation discussed various approaches to valuation and included, among other things, an analysis of public companies, a discounted cash flow analysis of the Company, a leveraged going private analysis and a premiums paid analysis. BHC noted that it had not identified from publicly available data information for any transactions sufficiently comparable to aid in the valuation process. In connection with its preliminary analysis, BHC (i) reviewed certain publicly available financial statements and other information of the Company; (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company; (iii) reviewed certain financial projections of the Company prepared by the management of the Company; (iv) discussed the past and current operations, financial condition and prospects of the Company with management of the Company; (v) reviewed the reported prices and the limited trading activity of the Shares; (vi) compared the financial performance and condition of the Company with that of certain other publicly-traded companies; (vii) analyzed premiums paid for relevant tender offers; and (viii) performed such other analyses as it deemed appropriate.

            "BHC noted that the valuation methods employed in its preliminary analysis were standard valuation methodologies, which may or may not be appropriate for the purposes of valuing the Company. Moreover, the applicability of these methodologies depends upon the validity of the assumption that a willing acquiror for the Company exists. Due to the unrelated nature of the Company's two operating divisions, as well as the various operational issues faced by each division, it is questionable whether or not a willing acquiror for the Company exists. In addition, the Continuing Shareholders have stated that they have no current intention to sell the Company. Finally, the projections upon which the valuations were predicated assumed consistent increases in revenues and profitability although since 1997 the Company actually experienced declining revenues and earnings.

            "Using public information, BHC compared selected historical and operating performance data of the Company to the corresponding data of the following companies: Cone Mills Corp., Culp, Inc., Dyersburg Corp., FAB Industries, Inc., Galey & Lord, Inc., Guilford Mills, Inc. Johnston Industries, Inc., and Quaker Fabric Corp. (the "Public Companies"). BHC noted that while these companies were all active in various segments of the textile industry, none was directly comparable to the Company. With respect to the Public Companies, BHC calculated multiples of adjusted market value ('AMV') (market value of equity, based on stock market prices as of May 14, 1999, plus total debt less cash and cash equivalents as of their most recent Form10-Q) to latest twelve months ('LTM') net income before interest, taxes, depreciation and amortization ('EBITDA') and LTM net income before interest and taxes ('EBIT'). BHC also calculated for the Public Companies multiples of current equity market value to LTM net income, projected calendar year 1999 net income and book value. When applied to the operating performance of the Company, the multiples of the Public Companies yielded an implied per share value for the Company between $6.73 and $9.78.

            "BHC also analyzed the projected unlevered free cash flows of the Company through August 31, 2004, based on the estimates provided by management to BHC, utilizing a range of discount rates and perpetuity value assumptions. Based on this analysis, BHC derived an implied per share value for the Company between $9.14 and $12.60. BHC did not do a similar analysis based on an extrapolation of the Company's actual declining revenue and earnings since 1997, nor did it revise its calculations to take into account the Company's revised projections delivered to Peter J. Solomon on July 9, 1999. See "Certain Financial Projections."

            "Based on the Company's projected results for fiscal year 2000 (delivered by management prior to the May 19, 1999 meeting), BHC analyzed the potential pro-forma earnings impact of an acquisition of the Company by a potential acquiror assuming an all cash purchase. BHC calculated the maximum cash purchase price that a hypothetical acquiror could pay which would result in no earnings dilution for the projected fiscal year 2000, assuming costs of financing ranged from 7.0% to 8.0%. This analysis indicated an implied per share value for the Company of up to $10.61.

            "BHC analyzed a series of scenarios involving hypothetical recapitalizations of the Company. This analysis calculated the maximum cash price per share that could be paid to existing shareholders assuming reasonable leverage levels for the Company and internal rates of return for the new investor.

      The analysis was based on the first set of projections provided by management (though BHC again noted that a new investor might not base his analysis on those projections, which project a turnaround from the declining operating performance of the Company since 1997). Based on the assumptions employed, the calculations implied a per share value for the Company of $8.65, which could produce an internal rate of return in the range of 21.1% and 37.0% over a five year period. The analysis was not updated to reflect the revised projections delivered on July 9, 1999.

            "Finally, BHC reviewed the consideration paid in tender offers completed from January 1, 1997 to May 1, 1999 for transaction sizes between $25 and $50 million and between $50 and $100 million. BHC calculated the premiums paid in those transactions over the acquired entities' equity values one month prior to the announcement of the acquisition offers. The implied per share value for the Company was based on the Company's then-current share price of $4.75 on May 14, 1999. The median premium paid for relevant transactions in the $25 to $50 million range was 44.3%, which implied a per share value for the Company of $6.85. The median premium paid for relevant transactions in the $50 to $100 million range was 35.5%, which implied a per share value for the Company of $6.44.

            "While the foregoing summary describes all analyses and examinations that BHC deemed material to the preparation of its report to the Company, it does not purport to be a comprehensive description of all analyses and examinations actually conducted by BHC. In addition, BHC may have given some analyses more or less weight than other analyses and may have deemed various assumptions more or less probable than other assumptions. In performing its analyses, BHC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. BHC also used in its analysis various projections of future performance prepared by the management of the Company. These projections were based on numerous variables and assumptions that are inherently unpredictable. In fact, market conditions changed to such a degree after BHC's presentation that projections used by BHC in its analysis were later revised downward to reflect significant raw material price increases.

            "At a meeting of the Board on May 25, 1999, Alvin Weinstein informed the Board that based upon the preliminary report of BHC, he proposed an offer of $7.50 per Share for all shares of Common Stock held by Public Stockholders, provided that the Special Committee agreed that the offered price was fair (the "Initial Proposal"). Mr. Weinstein said that he had met with representatives of Chase Manhattan Bank who had informally advised him that they, alone or together with another bank, would provide the necessary financing to a corporation to be formed by the Continuing Shareholders for the purpose of making the offer. Thereafter, the Board established the Special Committee consisting of Fred Heller and Richard Solar, both of whom are neither employees of, nor consultants to, the Company, Purchaser, or the Continuing Shareholders and had no interest in the proposed transaction other than as holders of non-employee director Company Stock Options and, in one case, as a Public Stockholder. The Special Committee was authorized to consider and take such action, if any, (including, without limitation, negotiation and/or rejection) as the Special Committee may consider appropriate with respect to a proposal by the Continuing Shareholders to acquire all shares of common stock of the Corporation held by the Public Stockholders at a purchase price of $7.50 per share. The Board also authorized the Special Committee to retain, at the expense of the Company, legal counsel and an independent investment banking firm to assist and advise it in its work concerning the Initial Proposal. Before the meeting adjourned, representatives of Bryan Cave reviewed with the members of the Board the duties and responsibilities of the members of the Board and of the Special Committee in connection with the Initial Proposal. They also reviewed the various legal forms by which a going private transaction might be accomplished."

      2. The discussion under the caption "Special Factors - 1. Background of the Offer; Contacts with the Company - Reasons for the Recommendation of the Special Committee and the Board" is hereby replaced in its entirety by inserting the following in lieu thereof:

            "Reasons for the Recommendation of the Special Committee and the Board. In determining that the Merger Agreement and the transactions contemplated thereby are advisable and fair to the Public Stockholders as a whole as well as to the Public Stockholders who hold Class A Shares, as a class, and to the Public Stockholders who hold Class B Shares, as a class, the Special Committee considered the following material factors, which taken as a whole, supported its determinations:

            (i) the financial condition, assets, results of operations, business and prospects of the Company, and the risks inherent in achieving those prospects. The Special Committee particularly focused on the financial and operating difficulties experienced by the Concord House Division over the past five years and management's belief that the Concord House Division could not be expected to return to its prior levels of profitability in the near future. To return to such levels of profitability the division would need to expand into new markets and there could be no assurance that it could successfully do so.
                  The Special Committee also focused on trends in the industry in which the Company operates, including the shrinking home sewing market, the increasing competition presented to the Company by companies which manufacture fabric in countries with lower labor costs, and the relocation of the manufacturing facilities of the Company's customer base to such countries. The Special Committee considered the difficulties which the Company would face in attempting to relocate its manufacturing facility to such lower labor cost countries. The Special Committee considered the unlikelihood of growth in the Knit Division given the secular decline in domestic demand for the division's traditional products.

            (ii) the terms and conditions of the Merger Agreement, including the amount and form of consideration payable to the Public Stockholders, and the structure of the transaction which is designed, among other things, to result in the receipt by the Public Stockholders of cash consideration at the earliest practicable time without any brokerage fees;

            (iii) the historical market prices and recent trading activity of the Shares, including the fact that the $7.875 per Share cash consideration to be paid to the Public Stockholders in the offer represents a premium of approximately 40% over the last reported sales price of the Class A Shares on July 28, 1999, the last full trading day for the Class A Shares preceding the public announcement of the Offer, and of the Class B Shares on July 27, 1999, the last full trading day for the Class B Shares preceding the public announcement of the Offer, and a premium of approximately 38%, 56% and 49% over the average closing price for the one-month, three-month and six-month periods, respectively, preceding such date, as well as the fact that such price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Public Stockholders. The Special Committee also considered the opportunity provided by the Offer for a substantial number of stockholders to realize a premium price for their Shares in the near future as compared to market prices that, absent the Offer and the Merger, may continue to be significantly below the Offer price.

            (iv) the prices paid by the Company in the stock repurchases made by the Company beginning in September 1998, including the fact that the $7.875 per Share cash consideration to be paid to the Public Stockholders is approximately 31%, 27% and 28% greater than the average price paid by the Company during each of the three fiscal quarters following the commencement of such repurchases. See "The Tender Offer - Certain Information Concerning the Company."

            (v) the fact that the Merger Agreement and the price of $7.875 per Share are the product of arms' length negotiations between the Continuing Shareholders and Purchaser, on the one hand, and the Special Committee, on the other. These negotiations led to an increase in the proposed price from $7.50 to $7.875 per Share, which the Continuing Shareholders agreed to on the condition that this price was final and there would be no further negotiations.

            (vi) the opinion of Peter J. Solomon as to the fairness, from a financial point of view, of the price of $7.875 per Share to be paid in the Offer and the Merger. The full text of Peter J. Solomon's opinion, describing various considerations, assumptions and limitations stated therein, is set forth in
                  Schedule I to the Offer to Purchase. The Special Committee also considered the presentation by Peter J. Solomon to the Special Committee regarding:

                  - the Company's current financial condition and results of operations; and

                  - the financial, operating and stock market performance data of the Company compared to certain publicly traded textile companies, the analysis of the valuation of selected going private transactions announced or consummated since January 1, 1997, and a discounted cash flow analysis.

                  These factors and the results of Peter J. Solomon's analysis of such factors which are summarized in the discussion below under the caption "Opinion of Peter J. Solomon" were considered and specifically adopted by the Special Committee.

                        It is Peter J. Solomon's position that its duties in
                  connection with its fairness opinion are solely to the Special Committee, and that it has no legal responsibility to any other persons, including shareholders of the Company, under the terms of its engagement letter. Peter J. Solomon's engagement letter is governed by the laws of the State of New York. Peter J. Solomon would likely assert the substance of this disclaimer as a defense to claims, if any, that might be brought against it by shareholders of the Company with respect to its fairness opinion. However, since no New York court has ruled specifically on the availability of such a disclaimer as a defense in the context of a Special Committee financial advisory engagement, it necessarily would have to be resolved by a court of competent jurisdiction. In any event, the availability or non-availability of the defense will have no effect on Peter J. Solomon's rights and responsibilities under the federal securities laws, or on the rights and responsibilities of the directors of the Company under either the governing state fiduciary law or the federal securities laws.

            (vii) that the Continuing Shareholders have stated that they have no current intention to sell the Company, which made the pursuit of other potential alternatives (such as a sale of the Company as a going concern) impracticable. The Special Committee also considered the intention of the Continuing Shareholders to continue the business as a going concern, which makes any consideration of liquidation of the Company or values that ultimately might be obtained from such liquidation impracticable and speculative; and

           (viii) the availability of appraisal rights under the DGCL to holders of Shares who dissent in the Merger.

            "The Board considered and specifically adopted the conclusions and recommendation of the Special Committee and the factors described above which the Special Committee took into account in making its recommendation to the Board. The members of the Board, including the members of the Special Committee, evaluated the various factors considered in light of their knowledge of the business, financial condition and prospects of the Company, and sought and considered the advice of financial and legal advisors. In light of the number and variety of factors that the Board and the Special Committee considered in connection with their evaluation of the Offer and the Merger, neither the Board nor the Special Committee found it practicable to quantify or otherwise assign relative weights to any of the foregoing factors, and, accordingly, neither the Board nor the Special Committee did so. The Board and the Special Committee, however, gave significant weight to the factors specified in clauses (i) through
      (vi), inclusive, above.

            "In addition to the factors listed above, the Special Committee considered the fact that consummation of the Offer and the Merger would eliminate the opportunity of the Public Stockholders to participate in any potential future growth in the value of the Company, but believed that this loss of opportunity was appropriately reflected by the price of $7.875 per Share to be paid in the Offer and the Merger. See "Purpose of the Offer and the Merger; Plans for the Company."

            "The Board, including the Special Committee, the Continuing Shareholders and the Purchaser believe that the Offer and the Merger are procedurally fair because, among other things: (i) the Special Committee consisted of independent directors (unaffiliated with Purchaser or its affiliates or the Company's management) appointed to represent the interests of the Public Stockholders; (ii) the Special Committee retained and was advised by independent legal counsel; (iii) the Special Committee retained and was advised by independent financial advisors, who negotiated the terms of the Offer solely on behalf of the Special Committee as representative of the Public Stockholders, assisted the Special Committee in evaluating the Offer and the Merger and rendered a fairness opinion, as described herein; (iv) the detailed review by the Special Committee and its advisors of the business and financial condition of the Company; (v) the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger; (vi) the $7.875 per Share price and the other terms and conditions of the Merger Agreement resulted from active arms' length bargaining between members of the Special Committee, on the one hand, and Purchaser and the Continuing Shareholders, on the other; and (vii) the Minimum Condition, which cannot be waived by Purchaser without the consent of the Special Committee and which the Board, the Special Committee, the Continuing Shareholders and the Purchaser believe is tantamount to a requirement that approval of the Merger Agreement be subject to the affirmative vote of a majority of the Public Stockholders since, if it is not satisfied or waived, it will prevent consummation of the Offer and the Merger. The Board, including the Special Committee, the Continuing Shareholders and Purchaser reached the conclusion that the Offer and Merger are procedurally fair for the foregoing reasons, notwithstanding the fact that approval of the Merger Agreement is not subject to the affirmative vote of at least a majority of the Public Stockholders, as well as the fact that, pursuant to the Company's engagement letter with Peter J. Solomon, the opinion of Peter J. Solomon states that it may be relied upon solely by the Special Committee.

            "THE BOARD OF DIRECTORS OF THE COMPANY BELIEVES THAT THE MERGER IS ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND THE PUBLIC STOCKHOLDERS AS A WHOLE AS WELL AS THE PUBLIC STOCKHOLDERS WHO HOLD CLASS A SHARES, AS A CLASS, AND THE PUBLIC STOCKHOLDERS WHO HOLD CLASS B SHARES, AS A CLASS, AND, UPON THE RECOMMENDATION OF THE SPECIAL COMMITTEE, RECOMMENDS THAT THE PUBLIC STOCKHOLDERS WHO HOLD CLASS A SHARES AND THE PUBLIC STOCKHOLDERS WHO HOLD CLASS B SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER.

            "Except to the extent a recommendation is made in a person's capacity as a director, no executive officer of the Company, nor any of the Continuing Shareholders nor the Purchaser, has made any recommendation with respect to the Offer, the adoption of the Merger Agreement or the Merger."

      3. The discussion under "Special Factors - 1. Background of the Offer; Contacts with the Company - Certain Financial Projections" is hereby replaced in its entirety by inserting the following in lieu thereof:

            "Certain Financial Projections. The Company does not as a matter of course make public forecasts or projections as to future performance (including as to revenues, earnings, other income statement items and cash flows) or financial position. However, in May 1999, the Company engaged BHC to assist management in determining an appropriate price to offer to the Public Stockholders in a going private transaction. During the course of its consultation with BHC, the Company prepared income statement projections and certain other financial data through August 31, 2004 (the "Original Projections"). The assumptions used by the Company in preparing the Original Projections were:

      o revenues are expected to grow slightly as a result of increased sales at Concord House Division;

      o EBITDA margin is expected to be 7.2% in 1999, and to increase slightly each year thereafter due to improved margin contribution from the Concord House Division;

      o capital expenditures and depreciation are expected to be approximately $1.8 million;

      o     working capital needs are expected to remain relatively constant;

      o     base year is estimated to be the fiscal year ending August 29, 1999;

      o 179,000 Shares authorized to be repurchased are assumed to be repurchased equally in fiscal years 2000 and 2001 at a Price to Forward Earnings multiple of 7.3; and

      o the Chino California facility is assumed to be sold in year 2000 at a net sales price of $3.0 million. (The Company has subsequently received an offer to purchase the Chino California facility at a net sales price of $3.44 million. Although, the difference between the assumed net sales price and the offered net sales price may have a material effect on the projected net income of the Company for the year in which the facility is sold (if the offer is accepted), such difference would not affect the projected income from continuing operations of the Company. Accordingly, BHC has orally advised the Company that in its opinion the sale of the Chino California facility at a net sales price of $3.44 million would not have a material effect on the valuation of the Company.)

      "Based upon the assumptions in the Original Projections, the Company estimated that net sales would increase from an estimated $87.8 million for fiscal 1999 to $89.0 million in fiscal 2000, $90.6 million in fiscal 2001, $92.7 million in fiscal 2002, $94.8 million in fiscal 2003 and $97.1 million in fiscal 2004. In total, therefore, the Company estimated a five year compound annual growth rate of 2.0% in sales for the Company. Gross profit was also expected to rise at a compound annual growth rate of 2.5% from $28.4 million in fiscal 1999 to a projected $32.2 million by fiscal 2004. Net Income was expected to rise at a compound annual growth rate of 12.1% from $2.2 million in fiscal 1999 to $4.0 million in fiscal 2004.

      "In June 1999, the Company's management updated the Company's operating plan to reflect an industry-wide price increase for polyester by the fiber's largest global suppliers. The operational and financial projections prepared by the Company in connection with the updated operating plan are referred to as the "Updated Projections." The Updated Projections yielded the same sales growth figures, but the gross profit increased only at a compound annual growth rate of 0.7% through fiscal 2003, to $29.3 million, and net income was expected to increase only at a compound annual growth rate of 0.9% from $2.2 million in fiscal 1999 to $2.3 million in fiscal 2003."

      4. The discussion under "Special Factors - 1. Background of the Offer; Contacts with the Company - Special Cautionary Notice Regarding Forward-Looking Statements" is hereby replaced in its entirety by inserting the following in lieu thereof:

            "Special Cautionary Notice Regarding Forward-Looking Statements. The Projections were based upon numerous estimates and assumptions that are inherently subject to significant uncertainties, are difficult to predict and, in many cases, are influenced by factors beyond the Company's control. The material assumptions used in preparing the Projections are described in the respective Projections and footnotes to the Projections. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than those predicted. While the Projections were prepared in good faith by the Company's management, no assurance can be made regarding future events. Therefore, neither the Original Projections nor the Updated Projections can be considered a reliable prediction of future operating results and should not be relied on as such. Additionally, the Projections were prepared at the times indicated above and do not reflect any subsequent results or any changes that have occurred or may occur in the future regarding the business, assets, operations, properties, management, capitalization, corporate structure or policies of the Company, general economic or business conditions, or any other transaction or event that has occurred since the respective dates of preparation, or that may occur, and were not anticipated at the time such information was prepared. The Company does not intend to update the Projections. The Projections were prepared by the Company solely for use by the Company's and the Special Committee's financial advisors and not for publication or with a view to complying with the published guidelines of either the Commission regarding projections or forecasts or the American Institute of Certified Public Accountants' Guide for Prospective Financial Statements, nor in accordance with generally accepted accounting principles. The Company's independent auditors have not examined, compiled or performed any procedures regarding the Projections, nor have they expressed any opinion or given any assurance on such information or its achievability and, accordingly, they assume no responsibility for the Projections. The Purchaser assumes no responsibility for the validity, reasonableness, accuracy or completeness of the Projections and makes no representation regarding the Projections. None of the Company, Purchaser or the Continuing Shareholders intends to update or supplement the Projections prior to consummation of the Offer or the Merger, except to the extent required by law. Shareholders are cautioned not to place undue reliance on the Projections."

      5. The discussion under "Special Factors - 3. Purpose of the Offer and the Merger; Plans for the Company - Purpose of the Offer and the Merger" is hereby amended by inserting the following after the fourth paragraph thereof:

            "The Continuing Shareholders and Purchaser have concluded that the Offer and the Merger, including the $7.875 per Share cash consideration to be paid pursuant thereto and the terms and conditions of the Merger Agreement, are fair to the Company and the Public Stockholders as a whole as well as to the Public Stockholders who hold Class A Shares, as a class, and to the Public Stockholders who hold Class B Shares, as a class, based upon the same factors identified by the Special Committee and the Board as discussed under the caption "- 1. Background of the Offer; Contacts with the Company - Reasons for the Recommendation of the Special Committee and the Board" and have specifically adopted the analysis and conclusions of the Special Committee and the Board as to the fairness of the Offer and the Merger, including the $7.875 per Share cash consideration to be paid pursuant thereto, and the terms and conditions of the Merger Agreement. The Continuing Shareholders recognize that, following the Merger, the Public Stockholders will no longer have an equity interest in the Company and, therefore, will not participate in any potential future earnings and growth of the Company. While this could be detrimental to the Public Stockholders if the Company's operational performance improves and it grows, the Continuing Shareholders believe that any significant business improvement and growth is uncertain and not likely in the near term and that it is also uncertain that any improvement and growth would favorably affect the market price of the Shares. Accordingly, the Continuing Shareholders believe that offering Public Stockholders the opportunity to select, by a majority of the Public Shareholders of each class tendering their Shares pursuant to the Offer, the present receipt of $7.875 per Share in cash instead of a speculative future return is appropriate."

      6. The first paragraph under "The Tender Offer - 2. Acceptance for Payment and Payment for Shares" is hereby replaced in its entirety by inserting the following in lieu thereof:

            "Upon the terms and subject to the conditions of the Merger Agreement and the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for promptly after the Expiration Date, including any extension thereof all Shares validly tendered and not properly withdrawn in accordance with "The Tender Offer - 9. Conditions to the Offer." Subject to applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law."

      7. The introductory clause to the first paragraph under "The Tender Offer
- 9. Conditions to the Offer" is hereby replaced in its entirety by inserting the following in lieu thereof:

            "Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may extend the Expiration Date, if (i) the condition (the "Minimum Condition") that a number of Shares which constitutes at least a majority of each class of the Shares outstanding on a fully diluted basis not then owned, beneficially or of record, by Purchaser shall have been tendered shall not have been satisfied, (ii) Purchaser shall not have obtained sufficient financing to enable it to purchase the Shares to be purchased by it and to pay fees and expenses of the Offer and the Merger, including, without limitation, fees and expenses incurred or to be incurred in connection with the financing (the "Financing Condition") or (iii) at any time on or after the date of the Merger Agreement, and on or prior to the Expiration Date, any of the following conditions shall exist:"

      8. The consummation of the Offer by Purchaser is subject to certain conditions which are discussed under the caption "The Tender Offer - 9. Conditions to the Offer." One of the conditions is that there shall not be pending any action or proceeding challenging the Offer or the Merger before any court. The Company has announced that an action has been filed in Delaware Chancery Court challenging the Offer and the Merger. The Company has stated that it intends to proceed with the Merger and Purchaser has no current intention to terminate the Offer. However, the failure of Purchaser to exercise its right to terminate the Offer is not a waiver of such right to terminate.


      9. The item (c) in the first paragraph under "The Tender Offer - 9. Conditions to the Offer" is hereby replaced in its entirety by inserting the following in lieu thereof:

            "(c) there shall have occurred any change, condition, event or development that has a Material Adverse Effect, which is defined in the Merger Agreement to mean a change or effect that is materially adverse to the business, operations, properties, condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) or prospects of the Company. The foregoing description of the definition of the term "Material Adverse Effect" is a summary thereof and is qualified in its entirely by reference to the full text of the Merger Agreement, a copy of which is filed as an Exhibit to the
                  Schedule 14D-1."

      The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank or other nominee to the Depository at one of its addresses set forth below.

                        The Depositary for the Offer is:

                                   CHASEMELLON
                            SHAREHOLDER SERVICES, LLC

                           --------------------------

                     Facsimile Transmission: (201) 296-4293
                        (For Eligible Institutions Only)

                   Confirmation Facsimile Only: (201) 296-4860

                            ------------------------

         By Mail:            By Overnight Delivery:           By Hand:
         --------            ----------------------           --------
 ChaseMellon Shareholder     ChaseMellon Shareholder   ChaseMellon Shareholder
     Services, L.L.C.           Services, L.L.C.          Services, L.L.C.
   Post Office Box 3301     85 Challenger Road-Mail   120 Broadway, 13th Floor
South Hackensack, NJ 07606         Drop-Reorg            New York, NY 10271
   Attn: Reorganization    Ridgefield Park, NJ 07660    Attn: Reorganization
        Department            Attn: Reorganization           Department
                                   Department

      Any questions or requests for assistance or additional copies of this Supplement, the Offer to Purchase, the original or the revised Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its telephone numbers and location listed below. You may also contact your broker, dealer, commercial bank or trust company or nominee for assistance concerning the Offer.

                   The Information Agent for the Offer is:

                   AMERICAN STOCK TRANSFER & TRUST COMPANY
                                 40 Wall Street
                                   46th Floor
                               New York, NY 10005

                                       or

               CALL TOLL FREE: (800) 937-5449 or (212) 936-5100

                      The Dealer Manager for the Offer is:

                        FIRST UNION CAPITAL MARKETS CORP.
                              901 East Byrd Street
                                    3rd Floor
                               Richmond, VA 23219
                                 (800) 532-2916


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